Exhibit 99.1

So-Young Reports Unaudited Fourth Quarter and Fiscal Year 2021 Financial Results

BEIJING, China, Mar. 25, 2022 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights

•	Total revenues were RMB449.5 million (US$70.5 million1), an increase of 5.9% from RMB424.6 million in the same period of 2020, in line with our previous guidance.

•	Net loss attributable to So-Young International Inc. was RMB27.7 million (US$4.4 million), compared with net income attributable to So-Young International Inc. of RMB38.6 million in the fourth quarter of 2020.

•	Non-GAAP net income attributable to So-Young International Inc.[2] was RMB62.9 million (US$9.9 million), compared with non-GAAP net income attributable to So-Young International Inc. of RMB63.1 million in the fourth quarter of 2020.

Fourth Quarter 2021 Operational Highlights

•	Average mobile MAUs were 7.4 million, compared with 8.9 million in the fourth quarter of 2020.

•	Number of paying medical service providers on So-Young’s platform were 5,327, an increase of 12.2% from 4,746 in the fourth quarter of 2020.

•	Number of medical service providers subscribing to information services on So-Young’s platform were 2,085, compared with 2,239 in the fourth quarter of 2020.

•	Total number of users purchasing reservation services were 159.9 thousand and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB532.7 million.

Fiscal Year 2021 Financial Highlights

•	Total revenues were RMB1,692.5 million (US$265.6 million) in the full year 2021, an increase of 30.7% from RMB1,295.0 million in the prior year.

1This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.3726 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on December 30, 2021.

2Non-GAAP net income attributable to So-Young International Inc. is defined as net income attributable to So- Young International Inc. excluding share-based compensation expenses and impairment of goodwill and intangible assets attributable to So-Young International Inc. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•	Net loss attributable to So-Young International Inc. was RMB8.4 million (US$1.3 million) in the full year 2021, compared with a net income attributable to So-Young International Inc. of RMB5.8 million in the prior year.

•	Non-GAAP net income attributable to So-Young International Inc. was RMB139.5 million (US$21.9 million) in the full year 2021, an increase of 42.4% from RMB98.0 million in the prior year.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “We achieved 30.7% revenue growth in 2021 with total revenues at RMB1.7 billion despite the weaker-than-normal consumer sentiment as a result of the COVID-19 pandemic. We continuously strengthened operating management ability and branding digital support for medical service providers on our platform to improve their acquisition efficiency and customer experience. As a result, the number of paying medical service providers on our platform were 6,634 in 2021, up 19.1% from 5,570 year-over-year. The average mobile MAUs reached 8.5 million in 2021, up 18.7% year-over-year. ”

Mr. Jin continued, “In 2021, we were working to reinforce the trust with consumers, meeting medical and aesthetic consumer demand from the different levels to make efficient decisions. On the business side, we solidified our competitive advantage and completed the acquisition of Wuhan Miracle to create a competitive moat on non-surgical side. Stepping into 2022, we are committed to local aesthetic services to reaffirm our leadership position and building aesthetic supply chain ecosystem to ensure the management and control of product authenticity and supervision for customers.”

Mr. Min Yu, “We’re pleased to conclude 2021 with a solid revenue growth, which was very encouraging. Looking ahead, while exploring new business, we will maintain a healthy and sustainable revenue growth and earning in the long term as we continuously improve our operating efficiency and effectively control cost.”

Fourth Quarter 2021 Financial Results

Revenues

Total revenues were RMB449.5 million (US$70.5 million), an increase of 5.9% from RMB424.6 million in the same period of 2020. The increase was primarily due to the consolidated revenues of RMB63.8 million (US$10.0 million) in the fourth quarter of 2021 from Wuhan Miracle Laser Systems, Inc. (“Wuhan Miracle”), which was acquired on July 23, 2021.

•	Information services and other revenues were RMB344.3 million (US$54.0 million), an increase of 2.5% from RMB335.9 million in the same period of 2020. The increase was primarily due to an increase in average revenue per paying medical service provider.

•	Reservation services revenues were RMB41.4 million (US$6.5 million), a decrease of 53.4% from RMB88.7 million in the same period of 2020. The decrease was primarily due to the weaker-than-normal consumer sentiment and containment measures as a result of the resurgence of COVID-19, which had a negative impact on our operations in several cities across the country.

•	Sales of equipment and maintenance services revenues were RMB63.8 million (US$10.0 million), from Wuhan Miracle, our newly acquired subsidiary.

Cost of Revenues

Cost of revenues were RMB127.1 million (US$19.9 million), an increase of 99.8% from RMB63.6 million in the fourth quarter of 2020. The increase was primarily due to the consolidation of the costs of Wuhan Miracle. Cost of revenues included share-based compensation expenses of RMB5.8 million (US$0.9 million) during the fourth quarter of 2021, compared with RMB5.0 million in the corresponding period of 2020.

Operating Expenses

Total operating expenses were RMB371.9 million (US$58.4 million), an increase of 12.3% from RMB331.2 million in the fourth quarter of 2020.

•	Sales and marketing expenses were RMB152.7 million (US$24.0 million), a decrease of 27.4% from RMB210.4 million in the fourth quarter of 2020. The decrease was primarily due to a decrease in expenses associated with branding and marketing activities. Sales and marketing expenses for the fourth quarter of 2021 included share-based compensation expenses of RMB3.7 million (US$0.6 million), compared with RMB2.2 million in the corresponding period of 2020.

•	General and administrative expenses were RMB85.9 million (US$13.5 million), an increase of 72.1% from RMB49.9 million in the fourth quarter of 2020. The increase was primarily due to the consolidation of Wuhan Miracle. General and administrative expenses for the fourth quarter of 2021 included share-based compensation expenses of RMB32.3 million (US$5.1 million), compared with RMB11.3 million in the corresponding period of 2020.

•	Research and development expenses were RMB67.5 million (US$10.6 million), a decrease of 4.8% from RMB70.9 million in the fourth quarter of 2020. The decrease was primarily due to the decrease of payroll costs. Research and development expenses for the fourth quarter of 2021 included share-based compensation expenses of RMB7.1 million (US$1.1 million), compared with RMB5.9 million in the corresponding period of 2020.

•	Impairment of goodwill and intangible assets was RMB65.9 million (US$10.3 million), representing the amount by which the carrying amount of certain asset exceeds their fair value in relation to the acquiring subsidiary, based on an annual goodwill and intangible assets impairment assessment. The impairment of goodwill was RMB48.5 million (US$7.6 million) and the impairment of intangible assets was RMB17.4 million (US$2.7 million).

Income Tax Expenses

Income tax expenses were RMB10.1 million (US$1.6 million), compared with RMB13.0 million in the same period of 2020.

Net income/(loss) attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB27.7 million (US$4.4 million), compared with a net income attributable to So-Young International Inc. of RMB38.6 million in the fourth quarter of 2020.

Non-GAAP net income attributable to So-Young International Inc.

Non-GAAP net income attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses and impairment of goodwill and intangible assets attributable to So-Young International Inc., was RMB62.9 million (US$9.9 million), compared with RMB63.1 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2020.

Basic and Diluted Earnings/(Loss) per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.26 (US$0.04) and RMB0.26 (US$0.04), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.36 and RMB0.35, respectively, in the same period of 2020.

Fiscal Year 2021 Financial Results

Revenues

Total revenues were RMB1,692.5 million (US$265.6 million), an increase of 30.7% from RMB1,295.0 million in fiscal year 2020.

•	Information services and other revenues were RMB1,304.5 million (US$204.7 million), an increase of 35.6% from RMB962.1 million in fiscal year 2020. The increase was primarily attributable to an increase in average revenue per medical service provider.

•	Reservation services revenues were RMB276.1 million (US$43.3 million), a decrease of 17.1% from RMB332.9 million in fiscal year 2020. The decrease was primarily due to the weaker-than-normal consumer sentiment and containment measures as a result of the resurgence of COVID-19, which had a negative impact on our operations in several cities across the country.

•	Sales of equipment and maintenance services revenues were RMB112.0 million (US$17.6 million), from Wuhan Miracle, our newly acquired subsidiary.

Cost of Revenues

Cost of revenues were RMB327.9 million (US$51.5 million), an increase of 54.5% from RMB212.2 million in fiscal year 2020. The increase was primarily due to the consolidation of Wuhan Miracle. In addition, cost of revenues for fiscal year 2021 included share-based compensation expenses of RMB18.8 million (US$2.9 million) compared to RMB18.3 million in fiscal year 2020.

Operating Expenses

Total operating expenses were RMB1,397.1 million (US$219.2 million), an increase of 22.6% from RMB1,139.5 million in fiscal year 2020.

•	Sales and marketing expenses were RMB792.5 million (US$124.4 million), an increase of 9.1% from RMB726.3 million in fiscal year 2020. The increase was primarily due to an increase in expenses associated with marketing campaigns and user acquisition initiatives and the consolidation of Wuhan Miracle. Sales and marketing expenses for fiscal year 2021 included share-based compensation expenses of RMB9.8 million (US$1.5 million), compared to RMB6.7 million in fiscal year 2020.

•	General and administrative expenses were RMB252.2 million (US$39.6 million), an increase of 37.1% from RMB184.0 million in fiscal year 2020. This was primarily due to an increase in personnel related expenses and the consolidation of Wuhan Miracle. General and administrative expenses for 2021 included share-based compensation expenses of RMB56.7 million (US$8.9 million), compared to RMB46.0 million in fiscal year 2020.

•	Research and development expenses were RMB286.6 million (US$45.0 million), an increase of 25.0% from RMB229.2 million in fiscal year 2020. The increase was primarily attributable to an increase in personnel related expenses. Research and development expenses for 2021 included share-based compensation expenses of RMB20.9 million (US$3.3 million), compared to RMB21.1 million in fiscal year 2020.

•	Impairment of goodwill and intangible assets was RMB65.9 million (US$10.3 million), representing the amount by which the carrying amount of certain asset exceeds their fair value in relation to the acquiring subsidiary, based on an annual goodwill and intangible assets impairment assessment. The impairment of goodwill was RMB48.5 million (US$7.6 million) and the impairment of intangible assets was RMB17.4 million (US$2.7 million).

Income Tax (Expenses)/Benefit

Income tax expenses were RMB21.2 million (US$3.3 million), compared with an income tax benefit of RMB4.8 million in fiscal year 2020. The income tax benefit was derived from a change in the preferential income tax rate of one of So-Young’s subsidiaries, which resulted in a refund of RMB16.4 million for tax paid in previous periods.

Net income/(loss) attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB8.4 million (US$1.3 million), compared with a net income attributable to So-Young International Inc. of RMB5.8 million in fiscal year 2020.

Non-GAAP net income attributable to So-Young International Inc.

Non-GAAP net income attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses and impairment of goodwill and intangible assets attributable to So-Young International Inc., was RMB139.5 million (US$21.9 million), compared with RMB98.0 million non-GAAP net income attributable to So-Young International Inc. in fiscal year 2020.

Basic and Diluted Earnings per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.08 (US$0.01) and RMB0.08 (US$0.01), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.05 and RMB0.05 in fiscal year 2020.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of December 31, 2021, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,756.0 million (US$275.6 million), compared with RMB2,676.0 million as of December 31, 2020.

Business Outlook

For the first quarter of 2022, So-Young expects its total revenues to be between RMB290 million (US$46.0 million) and RMB300 million (US$47.0 million), representing a 19.4% to 16.6% decrease from the same period in 2021. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, particularly in view of the potential impact of the COVID-19, the effects of which are difficult to analyze and predict, which are all subject to changes.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP (loss)/income from operations and non-GAAP net (loss)/income attributable to So-Young International Inc. by excluding share-based compensation expenses and impairment of goodwill and intangible assets from (loss)/income from operations and net (loss)/income attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future. The impairment of goodwill and intangible assets are considered unusual charges as the company does not have frequent such charges. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses and impairment of goodwill and intangible assets in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,127,055	1,331,968	209,015
Restricted cash and term deposits	21,865	15,119	2,373
Trade receivables	52,871	54,829	8,604
Inventories, net	-	91,812	14,407
Receivables from online payment platforms	16,182	18,864	2,960
Amounts due from related parties	7,764	14,038	2,203
Term deposits and short-term investments	1,527,088	408,946	64,173
Prepayment and other current assets	43,190	91,842	14,412
Total current assets	2,796,015	2,027,418	318,147
Non-current assets:
Long-term investments	166,100	252,500	39,623
Intangible assets	60,029	193,955	30,436
Goodwill	48,500	540,693	84,847
Property and equipment, net	29,830	124,576	19,549
Deferred tax assets	55,520	47,520	7,457
Operating lease right-of-use assets	120,140	95,609	15,003
Other non-current assets	15,878	48,097	7,547
Total non-current assets	495,997	1,302,950	204,462
Total assets	3,292,012	3,330,368	522,609

Liabilities
Current liabilities:
Taxes payable	60,070	48,571	7,622
Contract liabilities	135,385	139,155	21,836
Salary and welfare payables	95,758	103,624	16,261
Amounts due to related parties	2,404	681	107
Accrued expenses and other current liabilities	237,785	376,841	59,136
Operating lease liabilities-current	39,468	43,529	6,831
Total current liabilities	570,870	712,401	111,793
Non-current liabilities:
Operating lease liabilities-non current	93,044	62,356	9,785
Deferred tax liabilities	8,522	38,577	6,054
Total non-current liabilities	101,566	100,933	15,839
Total liabilities	672,436	813,334	127,632

Mezzanine equity
Redeemable non-controlling interests	23,205	-	-
Total mezzanine equity	23,205	-	-

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Shareholders’ equity:
Treasury stock	-	(217,712)	(34,164)
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2020 and December 31, 2021; 70,212,159 shares issued and outstanding as of December 31, 2020; 71,736,059 and 69,092,367 shares issued and outstanding as of December 31, 2021, respectively)	224	230	36
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2020 and December 31, 2021; 12,000,000 shares issued and outstanding as of December 31, 2020 and December 31, 2021)	37	37	6
Additional paid-in capital	2,892,268	2,999,562	470,697
Statutory reserves	10,562	20,331	3,190
Accumulated deficit	(254,228)	(272,368)	(42,740)
Accumulated other comprehensive loss	(52,492)	(83,891)	(13,164)
Total So-Young International Inc. shareholders’ equity	2,596,371	2,446,189	383,861

Non-controlling interests	-	70,845	11,116

Total shareholders’ equity	2,596,371	2,517,034	394,977

Total liabilities, mezzanine equity and shareholders’ equity	3,292,012	3,330,368	522,609

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Information services and others	335,911	344,315	54,030	962,089	1,304,455	204,697
Reservation services	88,724	41,372	6,493	332,899	276,052	43,320
Sales of equipment and maintenance services	-	63,836	10,017	-	111,956	17,568
Total revenues	424,635	449,523	70,540	1,294,988	1,692,463	265,585
Cost of revenues	(63,620)	(127,090)	(19,943)	(212,206)	(327,889)	(51,453)
Gross profit	361,015	322,433	50,597	1,082,782	1,364,574	214,132
Operating expenses:
Sales and marketing expenses	(210,378)	(152,656)	(23,955)	(726,297)	(792,484)	(124,358)
General and administrative expenses	(49,888)	(85,852)	(13,472)	(183,987)	(252,214)	(39,578)
Research and development expenses	(70,920)	(67,519)	(10,595)	(229,192)	(286,567)	(44,969)
Impairment of goodwill and intangible assets	-	(65,879)	(10,338)	-	(65,879)	(10,338)
Total operating expenses	(331,186)	(371,906)	(58,360)	(1,139,476)	(1,397,144)	(219,243)
Income/(loss) from operations	29,829	(49,473)	(7,763)	(56,694)	(32,570)	(5,111)
Other income/(expenses):
Investment income	3,130	927	145	13,599	8,931	1,401
Interest income	6,753	3,654	573	39,669	19,328	3,033
Exchange (losses)/gain	(603)	33	5	(1,118)	(4,766)	(748)
Impairment of long-term investment	-	-	-	-	(17,850)	(2,801)
Share of gain/(losses) of equity method investee	198	(746)	(117)	(4,279)	(1,522)	(239)
Others, net	11,407	2,208	346	8,916	12,044	1,890
Income/(loss) before tax	50,714	(43,397)	(6,811)	93	(16,405)	(2,575)
Income tax (expenses)/benefit	(12,997)	(10,145)	(1,592)	4,784	(21,231)	(3,332)
Net income/(loss)	37,717	(53,542)	(8,403)	4,877	(37,636)	(5,907)
Net loss attributable to noncontrolling interests	930	25,806	4,050	930	29,265	4,592
Net income/(loss) attributable to So-Young International Inc.	38,647	(27,736)	(4,353)	5,807	(8,371)	(1,315)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.47	(0.34)	(0.05)	0.07	(0.10)	(0.02)
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.46	(0.34)	(0.05)	0.07	(0.10)	(0.02)
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.36	(0.26)	(0.04)	0.05	(0.08)	(0.01)
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.35	(0.26)	(0.04)	0.05	(0.08)	(0.01)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	81,904,047	81,304,182	81,304,182	81,534,991	81,680,504	81,680,504
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	84,108,250	81,304,182	81,304,182	83,781,406	81,680,504	81,680,504

Share-based compensation expenses included in:
Cost of revenues	(5,040)	(5,830)	(915)	(18,327)	(18,768)	(2,945)
Sales and marketing expenses	(2,183)	(3,719)	(584)	(6,711)	(9,808)	(1,539)
General and administrative expenses	(11,311)	(32,259)	(5,062)	(46,001)	(56,705)	(8,898)
Research and development expenses	(5,943)	(7,106)	(1,115)	(21,131)	(20,869)	(3,275)
*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
GAAP income/(loss) from operations	29,829	(49,473)	(7,763)	(56,694)	(32,570)	(5,111)
Add back: Shared-based compensation expenses	24,477	48,914	7,676	92,170	106,150	16,657
Add back: Impairment of goodwill and intangible assets	-	65,879	10,338	-	65,879	10,338
Non-GAAP income from operations	54,306	65,320	10,251	35,476	139,459	21,884

GAAP Net income/(loss) attributable to So-Young International Inc.	38,647	(27,736)	(4,353)	5,807	(8,371)	(1,315)
Add back: Shared-based compensation expenses	24,477	48,914	7,676	92,170	106,150	16,657
Add back: Impairment of goodwill and intangible assets attributable to So-Young International Inc.	-	41,748	6,551	-	41,748	6,551
Non-GAAP Net income attributable to So-Young International Inc.	63,124	62,926	9,874	97,977	139,527	21,893